

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 3, 2022

Zheng Wei, Ph.D.
Chief Executive Officer
Connect Biopharma Holdings Limited
Science and Technology Park
East R&D Building, 3rd Floor
6 Beijing West Road, Taicang
Jiangsu, the People's Republic of China 215400

Re: Connect Biopharma Holdings Limited
Amendment No. 1 to Registration Statement on Form F-3
Filed May 23, 2022
File No. 333-264340

Dear Dr. Wei:

We have reviewed your amended registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 27, 2022 letter.

Amendment No. 1 to Registration Statement on Form F-3 filed May 23, 2022

Our Company, page 3

1. We acknowledge your revised disclosure in response to prior comment 2 that you and your PRC subsidiaries are not subject to any permission requirements from the CSRC, the CAC or other governmental agency that is required for this offering and that your PRC subsidiaries have obtained all necessary licenses and approvals to conduct your operations in China. Please advise whether you relied on outside PRC counsel as the basis for your belief that you are not subject to the review or required to obtain prior approval, and if so, file a consent.

       Please contact Jane Park at 202-551-7439 or Jason Drory at 202-551-8342 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Michael Sullivan, Esq.